EXHIBIT 99.01

Independent director resignation

Date of events: 2016/05/11

Contents:

1.Date of occurrence of the change:2016/05/11

2.Name and resume of the replaced director or supervisor: Tian-Jy Chen, Professor of Economics at the National Taiwan University

3.Name and resume of the replacement:None

4.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ):resignation

5.Reason for the change: Resign the commission of Independent Director due to career change

6.Original term of office(from—to—):2013/06/25~2016/06/24

7.Effective date of the new appointment:N/A

8.Rate of turnover of directors of the same term: 15.38%

9.Rate of turnover of independent directors of the same term:40%

10.Any other matters that need to be specified:None